

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2022

Teck Chia
Chief Executive Officer
CBL International Ltd
Suite 19-9-6, Level 9, UOA Centre
No. 19 Jalan Pinang
50450 Kuala Lumpur, Malaysia

> **Re: CBL International Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted March 31, 2022**
> **CIK NO. 0001914805**

Dear Mr. Chia:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted March 31, 2022

Prospectus Cover Page , page i

1. Your description here and throughout the prospectus indicates that your operations are based in Malaysia, Hong Kong and Singapore, and that you may "from time to time" have customers that are based in China or Hong Kong. However, the geographic information provided in Note 11 to your your financial statements indicates that 95% of your revenue comes from operations in China, including mainland China and Hong Kong. Please revise your disclosure throughout your registration statement to clearly state that nearly all of your revenue comes from operations in China and Hong Kong, and indicate that percentage of revenue that you generate from China and Hong Kong. Please remove or

revise any disclosure that suggests that you do not have substantial operations in China and Hong Kong. To the extent that you continue to discuss operations in Malaysia and Singapore, please also indicate the percentage of revenue that you generate from each. Please also remove statements suggesting that you only occasionally have customers based in China and Hong Kong, and clarify that nearly all of such customers are in these regions, to the extent accurate. In addition, in each place that you discuss the locations of ports where you provide services, such as on page 2, please indicate the number of ports contained in each region listed, or disclose that the majority of such ports are in China and Hong Kong.

2. Where you disclose on page 2 that you recorded a 39.4% increase in revenue from FY2020 to FY2021, please disclose that your sales volume for the same period decreased, and that the increase in revenue was primarily attributable to the increase in average market price per tonne of marine fuel. Please also include a materially complete discussion elsewhere in your prospectus explaining impact of marine fuel prices on your pricing and results of operations, as well as how historical fluctuations in marine fuel prices have impacted your results of operations, including your gross profit. Please include specific examples of the impact of historical fluctuations, and include similar examples in your related risk factor on page 17. Please also discuss any expected trends in marine fuel prices and whether you anticipate any material impact to your future results of operations from such trends.

3. Please disclose prominently on the prospectus cover page that you (CBL International Limited) are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in Hong Kong. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

4. We note your disclosure that you do not consider yourself as "China-based." It is unclear what you mean by "China-based," and whether you are using a particular definition for this term. Because you are based in Hong Kong, and have the majority of your operations in China and Hong-Kong, it does not appear appropriate for you to state that you are not "China-based." Please revise to remove this statement or otherwise tell us why you believe it is appropriate.

5. We note your disclosure that "Except where the context otherwise requires or where otherwise indicated, the terms 'Company,' 'we,' 'us,' 'our,' 'our company,' *our Group'* and 'our business' refer, prior to the Reorganization discussed below, to Banle BVI and, after the Reorganization, to CBL International, in each case together with its consolidated subsidiaries as a consolidated entity." Please revise to clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

6.   We note that you have provided a description of how cash is transferred through your organization. Please amend your disclosure here and in the summary risk factors and risk factor sections to state that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to those other discussions.

7.   We note your disclosure that during the reporting periods presented, no cash and other asset transfers have occurred among Banle BVI and its subsidiaries, and no dividends or distributions from any of the subsidiaries has been made to Banle BVI. Please revise your disclosure to disclose whether any transfers, dividends or distributions have been made *to date* between Banle BVI and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

8.   To the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Prospectus Summary, page 1

9.   We note your disclosure on page 29 that, "[a]s of the date of this prospectus, we and our dormant PRC subsidiary, Majestic Energy, (1) are not required to obtain permissions from any PRC authorities to operate or issue our securities to foreign investors, (2) are not subject to permission requirements from the CSRC, CAC or any other entity that is required to approve of Majestic Energy' operations, and (3) have not received or were denied such permissions by any PRC authorities." Please revise to disclose each permission or approval that you or any of your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. We note that your current disclosure speaks specifically to Majestic Energy's operations, when it should cover all of your business operations conducted by you and your subsidiaries. If you believe that neither you nor any of your subsidiaries are required to obtain any permissions or approvals from Chinese authorities either to operate your business or offer the securities being registered to foreign investors, disclose how you came to the conclusion, why that is the case, and the basis on which you made this determination. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii)

applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. To the extent that you or your subsidiaries are not required to obtain any permissions or approvals from Chinese authorities to operate your business, please supplementally explain why given that the substantial majority of your operations are conducted in the PRC and Hong Kong.

10. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors because of limitations placed on you by the PRC government. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors.

11. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Our Business, page 2

12. Please revise your disclosure here and elsewhere as appropriate to disclose your market share in both the PRC and Hong Kong, as those are your principal places of operation.

13. We note that revenue from your five largest customers accounted for 83.6% of your total revenue in FY2021, and the revenue from your largest customer accounted for 42.3% of your total revenue in the same period. Please disclose in an appropriate place in the prospectus the length of time that you have provided refueling services for each of these customers, and disclose whether you have term contracts or spot contracts with such customers, including a general description of the terms of such agreements. Please file your agreements with your largest customer as an exhibit to the registration statement, or tell us why you do not believe you are required to do so.

14. We note that in FY2021, the purchases from your five largest suppliers accounted for approximately 84.7% of your total cost of revenue. Please disclose in an appropriate place in your prospectus whether you enter into long-term contracts or agreements with such suppliers.

Risks Relating to Doing Business in China, page 6

15. For each risk factor listed here, please provide a cross reference to the specific page that the risk factor starts on in your filing.

16. Please disclose what is meant by the statement that the Chinese authorities may deem you to be "Chinese-based." Please disclose whether this is a particular finding that may be made by the PRC regulatory authorities, and, if so, what the criteria are for you to be categorized as "Chinese-based." Clarify the specific impact or effect on you and your business if you are deemed to be "Chinese-based." Please also indicate the reasons why you believe that it is "unlikely" that you will be deemed to be "Chinese-based."

17. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Our Corporate Structure, page 7

18. Please disclose to identify the individual or entities that hold interests in CBL (Asia) Limited (Hong Kong) and Straits Energy Resources Berhad (Malaysia), as well as the percentage owned by such individuals or entities. Please also include the percentage directly owned by each entity listed in the chart. Please also include the ownership amounts following the offering.

Risk Factors, page 16

19. Please revise your risk factors to clearly indicate how the risks discussed impact your company specifically, to the extent applicable. For example, to the extent that your operations have been materially impacted by the credit risks of your customers, material disruptions in availability or supply of marine fuel, or the reduction or termination of trade credit from your suppliers, please discuss these instances in your related risk factors. Please note that these are just examples.

20. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. If you do not believe CAC regulation are applicable to you, please discuss how you came to that conclusion.

21. Certain risk factors in this section focus on your PRC subsidiary, such as the risk factors on pages 30 and 31 that discuss dividends and distributions on equity as well as loans and direct investment in the PRC entities. Please expand your disclosure throughout to include a discussion of both your PRC and Hong Kong subsidiaries.

Certain judgements obtained against us by our shareholders..., page 37

22. Please revise your disclosure here to identify the directors, officers or members of senior management located in the PRC or Hong Kong. Please clearly explain the challenges of bringing actions and enforcing judgments or liabilities against such individuals. Please include similar disclosure in the section entitled "Enforcement of Civil Liabilities" on page 42.

Capitalization, page 40

23. Please revise your disclosures give effect to the sale of the ADSs in this offering, at an assumed initial public offering price after deducting the underwriting discounts and commissions and estimated offering expenses payable by you.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

24. Please revise your disclosure, as applicable, to describe the impact of the Russia-Ukraine conflict on your business. Specifically, please discuss how the recent dramatic increase in marine fuel prices has impacted, or may impact, your working capital requirements and financial condition.

Results of Operations for the Years Ended December 31, 2021 and 2020, page 49

25. Please discuss the reason the specific factors created favorable and unfavorable movements in your revenues and expenses. For example, discuss the reason for the decrease in your sales volume of approximately 36,965 metric tons or 5.6% from 655,660 metric tons for the year ended December 31, 2020 to approximately 618,695 metric tons for the year ended December 31, 2021.

26. Please revise to discuss material key performance indicators or other metrics, if any, that management uses to manage the business. Please provide a clear definition of such metric and how it is calculated; the reasons why the metric is useful to investors, how management uses the metric in managing or monitoring the performance of the business, and whether there are underlying estimates or assumptions necessary to understand the metric or calculation. For additional guidance, refer to SEC Release No. 33-10751.

Liquidity and Capital Resources
Cash Flows in Operating Activities - Fiscal Years Ended December 31, 2021 and 2020, page 51

27.   Your discussion of cash flows from operating activities should be a comparative analysis of material changes in this amount between periods. Refer to Item 303(a) and (b) of Regulation S-K. In your analysis, please note that references to results of operations, which is prepared on the accrual basis of accounting, and working capital movements may not provide a sufficient basis for an investor to fully understand comparative changes in terms of cash. Your discussion should address the drivers underlying each factor cited. For example, please discuss the specific items that created favorable and unfavorable movements in working capital in terms of cash and the reasons underlying such movements.

Business, page 57

28.   Where you note that five of the top 10 international container ship operators are your customers, please disclose the percentage of your total revenue generated from such customers.

29.   Where you note that your Group is considered one of the few leading bunkering facilitators in "some of the Asia Pacific regions," please specify the particular regions in which the Group has a leading position, and specify the percentage of market share in such regions, including the measure by which you are measuring such market share.

Our Business Strategies, page 59

30.   Where you discuss strengthening your position in Singapore and South Korea, please disclose the status of your current operations and your market share in each region.

Our Operation Flows, page 65

31.   Please revise your disclosure in this section to discuss the general terms of term contracts and spot contracts, including the duration of such agreements and whether agreements set forth minimum volume requirements. Please also disclose the percentage of your revenue that is derived from spot contracts versus term contracts. To the extent that this varies from year to year, please disclose this and indicate how it impacts your overall results of operations, if applicable.

Regulations, page 71

32.   Please revise this section to explain how the listed regulations, to the extent material, impact your operations and whether you are in compliance with such regulations. The current disclosure is simply a list of various regulations, and it is unclear when and how they apply to you, and whether you are in compliance with such regulations. Please revise to clearly state the material effects of such regulations on your business. See Item 4.B. of Item 20-F.

Management, page 85

33.   Please file your employment agreements referenced on page 86 as exhibits to the registration statement.

Financial Statements, page F-1

34.   Please include the financial statments of the Registrant, CBL International Limited, or, if true, a a statement that the entity has not commenced operations and has no (or nominal) assets or liabilities.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
M. Revenue and Cost of Revenue, page F-15

35.   You disclose that you recognize sales and distribution of marine fuel revenue on a gross basis as you have control of the products or services before they are delivered to your customers. In drawing this conclusion, you considered various factors, including inventory risk management, latitude in establishing the sales price, discretion in the supplier selection and that you are normally the primary obligor in the sales arrangements. On pages 19 and 68, you disclose that generally, you do not maintain any inventory as you arrange your suppliers to deliver marine fuel to your customers' vessels directly on your behalf. During FY2020 and FY2021, your did not maintain any inventory. However, you could bear inventory risk if the ownership of marine fuel is passed to you before it is transferred to your customers. Please tell us your consideration of ASU 606-10-55-37, which states that an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer.

General

36.   Please tell us of your consideration of providing pro forma financial statements to present your financial position and results of operations after giving pro forma effect to the reorganization of your corporate structure pursuant to which CBL International will acquire all of the outstanding equity interests of Banle BVI.

37.   We note news reports that indicate that Banle Energy International Ltd has filed an application for a listing on the Hong Kong Stock Exchange. Please tell us whether you are planning to conduct a listing on the Hong Kong Stock Exchange at the same time as you are seeking to list your ADSs on Nasdaq. To the extent that proceeds from a planned initial public offering on the Hong Kong Stock Exchange will be used for the same purposes as outlined in the Use of Proceeds section on page 39, please disclose this fact and the amount of proceeds that you expect to receive from the Hong Kong IPO.

You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-5551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services